ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

April 26, 2011

Mark P. Shurman
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Advanced Credit Technologies, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed: January 21, 2011
File No.: 333-170132

Dear Mr. Shurman:

We are in receipt of your correspondence dated February 10, 2011, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1.	Updated financial statements have been included in accordance with Rule 8-08 of Regulation S-X and appropriate disclosures referencing same have been provided throughout the filing.

2.
Clarification as to the required budget, the status of the implementation of our marketing applications and the basis for management’s belief that the business operations will be successful along with the underlying assumptions has been provided.  Material risks and uncertainties related to our projections have also been provided.

Summary of our Offering, page 4

3.	The “Summary of the Offering” section has been revised to address a more balanced view of our current stage of development.

4.	Disclosure has been simplified to comply with the plain English requirements of Rule 421(d) of Regulation C.

Risk Factors, page 7

General

5.	We have replaced the prior disclosure as requested and have provided a new Risk Factor indicating our filing obligations as a Section 15(d) filer.

Our Auditors have issued a going concern opinion, page 7

6.	The risk factor relating to the going concern issue has been expanded to include additional information supporting the issuance of the going concern.

Selling Shareholders, page 10

7.
Disclosure providing the dates of which each selling shareholder acquired their shares and the amount of shares sold under the Regulation D offering has been provided.  Subscription documents have been supplementally provided.

Description of Business, page 13

8.
We have reviewed SEC Release 33-7856 regarding the implications of including Internet addresses in our document.  In this regard, the Company has put a disclaimer on the 700creditmd portal indicating that no person including shareholders or prospective investors can rely on any information on any linked site in connection with the purchase or sale of our securities.   We disclose that we have not created any part of any site to which we provide links.  In addition, we have provided similar disclosure in the Registration Statement.

Competition, page 17

9.	Disclosure has been expanded to describe the Company’s relative competitive positions in the credit management industry.

Management’s Discussion and Analysis or Plan of Operation, page 18

10.	Disclosure as to results of operations as required by Item 303(9) of Regulation S-K has been provided.

11.
Disclosure relating to our capital requirements over the next 12 months has been reconciled.  Additional disclosure indicating that based on our $2,500 burn rate, we can conduct current operations indefinitely.

12.
Disclosure indicating that based on our current monthly cash requirement of $2,500 to maintain operations, our small cash balance is adequate at this time.  The $250,000 minimum requirement for 12 months is related to growing our business and paying employees and is what we believe is required to grow the Company under our current business plan. Otherwise, our financial condition to maintain current operations is stable.  In addition, disclosure that approximately $1 million will be required for operating over the next 36 months.

13.	Disclosure providing a description of our expectation of future funding as well as the uncertainties related to our assumptions relative to our funding expectations has been provided.

14.
The $5,524 note obligation reflected in the financial statements for the period ended September 30, 2010 had been fully satisfied and should not have appeared in the September 30th financials.  This has been revised in the updated financials for the period ended November 30, 2010.

15.	Disclosure providing a more detailed discussion as to our phase 1 and phase 2 software development has been provided.

16.	The Risk Analysis Report section has been deleted from the disclosure as potentially confusing information to the reader.

Risk Analysis Report, page 19

17.
The executive compensation table has been revised to include all forms of compensation awarded to officers.   The officers of the Company are founders of the Company and received their shares based at a value of $.001 per share (founders value).  This is based on a meeting of the board of directors and proper corporate resolutions authorizing same.   The capital structure of the Company was determined and authorized prior to any sales of private placement shares and accordingly are deemed granted at the earliest stage of the Company’s development.

Executive Compensation, page 31

Summary Compensation Table, page 22

18.	Disclosure clarifying that the Company’s directors only receive reimbursement for expenses incurred during the performance of their duties.

Compensation of Directors, page 22

19.	The biographical information for the Company’s officers has been revised to clearly indicate business activities during the past five years.

Directors, Executive Officer, Promoters and Control Persons, page 22

20.	The two employment agreements with each of the Company’s officers have been voided as of September 30, 2010. See Auditors footnotes as it relates to this transaction.

Employment Agreements, page 23

21.
We would agree that the term “promoter” includes the current officers and directors since they in fact founded and organized the business of the Company.   Rule 405 of the Securities Act of 1933, as amended states that all persons coming within the definition of promoter may be referred to as founders or organizers.   We have referred to them as founders.  As to the shares, when the Company was capitalized for this business, the founders received a total of 10,500,000 shares at $.001.  There should be no issue with your reference to 14.2 million shares and to how they would be evaluated under the definition of a promoter.

Certain Relationships and Related Transactions, page 24

22.
We stand by our prior response and state that the financial statements for September 30, 2010 mistakenly reflected $5,524 due a third party.  The updated financials indicate no outstanding loans as of November 30, 2010.

23.	The audit report has been revised to include language explaining the Company’s ability to continue as a going concern considering the Company’s disclosure in Note 5 of the financial statements.

Financial Statements for the Period from February 25, 2008 (Inception) through December 31, 2009

Report of Independent Registered Public Accounting Firm, page 26

24.
Disclosure indicating that we currently have no relationships with subcontractors has been provided.  Additional disclosure indicating that the Company did pay commissions to subcontractors in 2009 when it completed the beta testing of its software platform.  The Company accounted for the commissions using the accrual basis of accounting.

Statements of Operations (Unaudited), page 28

25.
 A separate list of dates and amounts sold of Regulation D private placement securities has been provided.  The Company compiled in all respects to Rule 504 of Regulation D with no general solicitation and no payment of commissions.  The Company raised less the $1 million in its private placement.

Part II: Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 51

26.
An amended Form D has been filed indicating one continuous private placement since November 2009.  There were no separate offerings since the funding would be considered integrated in one continuous offering.

Undertakings, page 52

27.	The undertakings Section has been revised as applicable.

Signatures

28.	The signature page has been revised to reflect Enrico Giordano’s signing as a director of the Company.

Exhibits

29.	Supplementally, the subscription documents and 30% stock agreement have been submitted to you directly from the Company.

Exhibit 5.1

30.	The legal opinion has been revised.

Exhibit 23.1

31.	The auditors consent has been revised to reflect the specific amendment to the Registration Statement with which it is being filed.

32.	The auditors consent has been revised naming the auditor as an expert as required by Section 7(a) of the Securities Act of 1933, as amended.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Chris Jackson
Chris Jackson
President and Chief Operating Officer